DD 11/30

[redacted]

SECU SION

08034301



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66015 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Westbrook Rd P.O. Box 999
(No. and Street)

Essex (City) CT (State) 06426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Terribile 860-767-4300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey & Hadley P.C.
(Name – *if individual, state last, first, middle name*)

147 Charter Oak Ave (Address) Hartford (City) CT (State) 06106-5100 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





DD 12/19

## OATH OR AFFIRMATION

I, William J. Terribile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Financial Services, Inc, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

[signature]
Signature

FinOp
Title

[signature]
Notary Public

My Commission Expires 12/31/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

INCLUDED IN LETTER FROM CPA FIRM TO MR TERRIBILE STATING NO MATERIAL INADEQUACIES EXISTED

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

November 21, 2012

Mr. William J. Terribile, Jr., Compliance Officer
**Essex Financial Services, Inc.**
176 Westbrook Road
Essex, CT 06426

Dear Mr. Terribile:

In planning and performing our audit of the financial statements of Essex Financial Services, Inc. (the Company) as of and for the year ended September 30, 2012, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Although our audit was not designed to provide assurance on the internal control, we noted no matters involving the internal control or its operation, nor did we find any material inadequacies to exist between the original filing of the FOCUS IIA and the net capital report in the Audited Annual Report.

There were no audit adjustments or significant unbooked adjustments. The reconciliation of the Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements, which appears in the Company's audited financial statements, agrees to the amended FOCUS report as filed by the Company for the period ended September 30, 2012.

Our understanding is that the Company filed its original FOCUS report for the September 30, 2012 quarter prior to its accountants preparing and providing to the Company the necessary and normal year-end closing adjustments. These adjustments were recorded to the Company's books and records prior to our audit of the financial statements. We found no items requiring adjustment during the course of our audit.

If you require any additional information regarding this matter, please do not hesitate to contact us.

Sincerely,

Barbara J. Snyder

Barbara J. Snyder, Partner
Whittlesey & Hadley, P.C.

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

November 21, 2012

To the Board of Directors, Essex Financial Services, Inc. and
the Audit Committee, Essex Savings Bank
Essex, Connecticut

Dear Members:

In planning and performing our audit of the financial statements of Essex Financial Services, Inc. (the "Company") as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses.

**Given these limitations, during our audit we did not identify any deficiencies in internal control that we consider to be material weaknesses. However, material weakness may exist that have not been identified.**

* * * * *

This communication is intended solely for the information and use of the Board of Directors and management of Essex Financial Services, Inc. and of Essex Savings Bank, and their respective federal and State of Connecticut Regulatory Agencies. Should you have any questions about this letter, or any other matter, please contact us at your convenience.

Very truly yours,

Whittlesey & Hadley, P.C.

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

November 21, 2012

To the Board of Directors, Essex Financial Services, Inc. and
the Audit Committee, Essex Savings Bank
Essex, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Essex Financial Services, Inc. (the "Company"), as of and for the year ended September 30, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Essex Financial Services, Inc. and of Essex Savings Bank, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies, that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Whittlesey & Hadley, P.C.

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

November 21, 2012

To the Board of Directors, Essex Financial Services, Inc. and
the Audit Committee, Essex Savings Bank
Essex, Connecticut

We have audited the financial statements of Essex Financial Services, Inc. (the "Company"), for the year ended September 30, 2012, and have issued our report thereon dated November 21, 2012. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated February 27, 2012. Professional standards also require that we communicate to you the following information related to our audit.

Auditor Independence

Whittlesey & Hadley, P.C. has no relationships with Essex Financial Services, Inc. that would impact our independence.

Significant Audit Findings

*Qualitative Aspects of Accounting Practices*

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 3 to the financial statements. No new significant accounting policies were adopted and the application of existing policies was not changed during the year ended September 30, 2012. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper periods.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements are those relating to accrued commission income, deferred taxes, and the useful lives of depreciable assets.

The financial statement disclosures are neutral, consistent and clear.

*Difficulties Encountered in Performing the Audit*

We encountered no significant difficulties in dealing with management in performing and completing our audit.

*Corrected and Uncorrected Misstatements*

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. There were no significant audit adjustments, either recorded or unrecorded, proposed for the 2012 financial statements.

*Disagreements with Management*

For purposes of this letter, a disagreement with management is a financial accounting, reporting or auditing matter, whether or not resolved to our satisfaction that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

*Management Representations*

We have requested certain representations from management that are included in the management representation letter dated November 21, 2012.

*Management Consultations with Other Independent Accountants*

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

*Other Audit Findings or Issues*

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

*Other Matters*

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with Rule 17a-5 of the Securities Exchange Act of 1934, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

* * * * *

This information is intended solely for the use of the Board of Directors and management of Essex Financial Services, Inc. and of Essex Savings Bank, their respective federal and State of Connecticut regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Whittlesey & Hadley, P.C.

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 9/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066015 FINRA SEP
ESSEX FINANCIAL SERVICES INC
PO BOX 999
ESSEX CT 06426-0999

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 40,600

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 20,073 )
April 27, 2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 20,527

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 20,527

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 20,527

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Essex Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of November, 2012.

Chief Compliance Officer
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2011**
and ending **9/30/2012**

| **Item No.** | **Eliminate cents** |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 16,239,807 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 0 |
| 2d. SIPC Net Operating Revenues | $ 16,239,807 |
| 2e. General Assessment @ .0025 | $ 40,600 (to page 1, line 2.A.) |

# EssexFinancialServices

*Audited Financial Statements*

For Regulatory Filing

September 30, 2012

WHITTLESEY & HADLEY, P.C.
Certified Public Accountants/Consultants

"Advisors to Successful People"

# EssexFinancialServices

*Audited Financial Statements*

For Regulatory Filing

September 30, 2012

# Table of Contents

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

**Report of Independent Auditors**

To The Board of Directors of
Essex Financial Services, Inc. and
Essex Savings Bank

We have audited the accompanying statements of financial condition of Essex Financial Services, Inc. (the "Company") as of September 30, 2012 and 2011 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Financial Services, Inc. at September 30, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as whole.

Whittlesey & Hadley, P.C.

November 21, 2012

## Statements of Financial Condition

September 30, 2012 and 2011

| | 2012 | 2011 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 1,831,773 | $ 2,182,835 |
| Marketable securities, at fair value | 41,123 | - |
| Receivables from brokers or dealers | 60,405 | 63,887 |
| Other income receivable | 432,956 | 493,555 |
| Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $607,487 and $617,911 at September 30, 2012 and 2011, respectively | 278,395 | 300,030 |
| Other assets | 545,744 | 405,328 |
| **Total assets** | $ 3,190,396 | $ 3,445,635 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities | | |
| Accrued expenses | $ 959,169 | $ 1,003,316 |
| Deferred revenue | 892,360 | 764,285 |
| Other liabilities | 121,517 | 113,329 |
| Total liabilities | 1,973,046 | 1,880,930 |
| Stockholders' equity | | |
| Common Stock - Class A - 2,000 Shares Authorized, 400 Shares Issued and Outstanding No Par Value. Class B - 3,000 Shares Authorized, 600 Shares Issued and Outstanding No Par Value. | 502,000 | 502,000 |
| Retained earnings | 715,350 | 1,062,705 |
| Total stockholders' equity | 1,217,350 | 1,564,705 |
| **Total liabilities and stockholders' equity** | $ 3,190,396 | $ 3,445,635 |

The accompanying notes are an integral part of the financial statements.

## Statements of Income

For the years ended September 30, 2012 and 2011

| | 2012 | 2011 |
|---|---|---|
| **Commission and other income** | | |
| Commissions on transactions in exchange listed equity securities executed on an exchange | $ 282,559 | $ 336,082 |
| Commissions from other securities | 30,190 | 31,241 |
| Revenue from sales of investment company shares | 453,525 | 563,313 |
| Fees for account supervision, investment advisory and administrative services | 14,345,979 | 12,512,256 |
| Other income | 1,127,556 | 1,179,807 |
| Total commission and other income | 16,239,809 | 14,622,699 |
| **Expenses** | | |
| Salaries and employment costs for stockholder officer | 832,925 | 869,495 |
| Other employee compensation and benefits | 9,824,597 | 8,667,775 |
| Regulatory fees and expenses | 177,897 | 105,916 |
| Other expenses | 4,023,804 | 3,514,644 |
| Total expenses | 14,859,223 | 13,157,830 |
| **Income before provision for federal income tax expense** | 1,380,586 | 1,464,869 |
| **Provision for federal income tax expense** | 491,198 | 520,627 |
| **Net Income** | $ 889,388 | $ 944,242 |

The accompanying notes are an integral part of the financial statements.

## Statements of Changes in Stockholders' Equity

For the years ended September 30, 2012 and 2011

| | Common stock | Retained earnings | Total stockholders' equity |
|---|---|---|---|
| **Balance at September 30, 2010** | $ 502,000 | $ 426,615 | $ 928,615 |
| Net income | - | 944,242 | 944,242 |
| Dividends paid | - | (308,152) | (308,152) |
| **Balance at September 30, 2011** | 502,000 | 1,062,705 | 1,564,705 |
| Net income | - | 889,388 | 889,388 |
| Dividends paid | - | (1,236,743) | (1,236,743) |
| **Balance at September 30, 2012** | $ 502,000 | $ 715,350 | $1,217,350 |

The accompanying notes are an integral part of the financial statements.

## Statements of Cash Flows

For the years ended September 30, 2012 and 2011

| | 2012 | 2011 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 889,388 | $ 944,242 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization expense | 79,908 | 82,133 |
| Change in deferred income taxes | (6,800) | 30,200 |
| Net change in: | | |
| Fair value of marketable securities | (739) | - |
| Receivables from brokers or dealers | 3,482 | (31,869) |
| Other income receivable | 60,599 | (3,954) |
| Other assets | (140,416) | (58,473) |
| Accrued expenses | (44,147) | 329,996 |
| Deferred revenue | 128,075 | 233,264 |
| Other liabilities | 14,988 | (12,772) |
| **Net cash provided by operating activities** | 984,338 | 1,512,767 |
| **Cash flows from investing activities** | | |
| Purchase of marketable securities | (40,384) | - |
| Purchase of furniture, equipment and leasehold improvements | (58,273) | (109,429) |
| **Net cash used by investing activities** | (98,657) | (109,429) |
| **Cash flows from financing activities** | | |
| Dividends paid | (1,236,743) | (308,152) |
| **Net cash used by financing activities** | (1,236,743) | (308,152) |
| (Decrease) increase in cash and cash equivalents | (351,062) | 1,095,186 |
| Cash and cash equivalents at beginning of period | 2,182,835 | 1,087,649 |
| **Cash and cash equivalents at end of period** | $ 1,831,773 | $ 2,182,835 |
| ***Supplemental disclosures*** | | |
| Cash paid during the year for: | | |
| Interest expense | $ - | $ - |
| Income taxes | $ 665,155 | $ 515,555 |

The accompanying notes are an integral part of the financial statements.

## Notes to Financial Statements

### 1. Description of Business

Essex Financial Services, Inc., (the "Company") is a fully disclosed introducing broker-dealer and registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

### 2. Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) for business enterprises in general. However, broker-dealers are further subject to Rule 17a-5 of the Securities and Exchange Commission (SEC) and the Financial and Operational Combined Uniform Single (FOCUS) report there under. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through November 21, 2012, the date upon which the Company's financial statements were available to be issued. No subsequent events were identified that would have required a change to the financial statements or disclosure in the notes to the financial statements.

### 3. Summary of Significant Accounting Policies

***Use of Estimates***

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and Cash Equivalents***

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Included in cash at September 30, 2012 and 2011 is approximately $187,000 held at Pershing, the Company's clearing agent, $100,000 of which is a clearing deposit required to be held as a condition of its contract.

***Marketable Securities***

Investments held by the Company are classified as trading securities and are stated at fair value. Fair value is based on quoted market prices using prevailing financial market information.

***Furniture, Equipment and Leasehold Improvements***

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective asset, ranging from three years to thirty-nine years. Depreciation expense for the year ended September 30, 2012 and 2011 of $79,908 and $82,133 respectively, was computed using the straight line and accelerated methods.

***Commissions and Investment Advisory Income***

Investment advisory fees are received quarterly in advance, and are recognized as earned on a pro rata basis over the term of the related investment advisory service period.

Commissions earned and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

***Income Taxes***

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be deductible or taxable when the assets and liabilities are recovered or settled.

The Company is required to make a determination of an inventory of tax positions (federal and state) for which the sustainability of the position, based upon the technical merits, is uncertain. The Company regularly evaluates all tax positions taken and the likelihood of those positions being sustained. If management is highly confident that the position will be allowed and there is a greater than 50% likelihood that the full amount of the tax position will be ultimately realized, the Company recognizes the full benefit associated with the tax position. Additionally, interest and penalties related to uncertain tax positions are included as a component of income tax expense.

***Advertising Costs***

The Company expenses all advertising costs as they are incurred. Total advertising costs were $21,956 and $28,648 for the year ended September 30, 2012 and 2011, respectively.

## 4. Financial Instruments

Cash and cash equivalents and marketable securities classified as trading securities are financial instruments for which the carrying value equals fair value. The Company has no financial instruments with off-balance sheet risk.

## 5. Marketable Securities

Securities owned consisted of the following as of September 30, 2012:

| **2012** | Fair Value |
|---|---|
| Mutual funds | $ 41,123 |

There were no securities owned at September 30, 2011.

## 6. Fair Value Measurements

The Company records certain financial instruments at fair value in accordance with GAAP. GAAP defines fair value and establishes a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair values as follows:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;
- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company's only financial instrument measured at fair value is marketable securities. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. All of the Company's marketable securities are classified as Level 1 securities, and are measured at fair value on a recurring basis.

The following table details the financial instruments measured at fair value on a recurring basis as of September 30, 2012 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

| **2012** | Marketable Securities |
|---|---|
| Level 1 - Quoted prices in active markets for identical assets | $ 41,123 |
| Level 2 - Significant observable inputs | - |
| Level 3 - Significant unobservable inputs | - |

The Company had no financial instruments measured at fair value on a recurring basis at September 30, 2011.

Additionally, the Company had no financial instruments measured at fair value on a nonrecurring basis on September 30, 2012 and 2011.

## 7. Net Capital and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2012, the Company's regulatory net capital of $216,491 exceeded required net capital by $89,548. Aggregate indebtedness was $1,904,146, resulting in a ratio of aggregate indebtedness to net capital of approximately 8.8 to 1.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

## 8. Operating Leases

The Company leases a motor vehicle and various office equipment under operating leases. The future minimum lease payments under these leases are as follows:

| | | Amount |
|---|---|---|
| Year ending September 30, | 2013 | $ 27,345 |
| | 2014 | 15,216 |
| | 2015 | 1,997 |
| | 2016 | 1,997 |
| | 2017 | 333 |
| Total minimum lease payments | | $ 46,888 |

## 9. Rent

The Company entered into a ten year lease agreement in 1998 to rent its office space from Rafal Family Limited Liability Company, a related party. On June 1, 2008, the Company exercised its first five year renewal option. The revised lease calls for an annual fixed rent of $193,968 plus real estate taxes, and common area charges assessed against the premises. The Company has two remaining renewal options for terms of five years each.

The Company entered into a lease agreement commencing December 1, 2009 to rent additional office space in Essex, Connecticut from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $50,040 plus normal costs associated with a triple net lease arrangement. In addition, the Company will pay an additional sum of $3,192 per month to fit out the premises. The initial term of the lease is 42 months, with renewal options for two additional five year periods.

On January 1, 2010, the Company entered into a lease agreement for office space in Madison, Connecticut from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $44,013 plus normal costs associated with a triple net lease arrangement. The initial term of the lease is five years, with a renewal option for one additional five year period.

The following is a schedule of the future minimum rental payments called for under the leases:

| | | Amount |
|---|---|---|
| Year ending September 30, | 2013 | $ 232,218 |
| | 2014 | 44,013 |
| | 2015 | 11,003 |
| Total minimum rental payments | | $ 287,234 |

Rent expense for the year ended September 30, 2012 and 2011 was $379,156 and $362,832, respectively.

## 10. Income Taxes

The provision for income tax expense for the years ended September 30, 2012 and 2011 consisted of the following components:

| 2012 | Current | Deferred | Total |
|---|---|---|---|
| Federal income tax expense (benefit) | $ 496,698 | $ (5,500) | $ 491,198 |
| State income tax expense (benefit) | 110,813 | (1,300) | 109,513 |
| **Provision for income tax expense (benefit)** | $ 607,511 | $ (6,800) | $ 600,711 |
| **2011** | | | |
| Federal income tax expense | $ 496,327 | $ 24,300 | $ 520,627 |
| State income tax expense | 104,455 | 5,900 | 110,355 |
| **Provision for income tax expense** | $ 600,782 | $ 30,200 | $ 630,982 |

The Company's deferred tax liability at September 30, 2012 and 2011 was comprised of:

| | 2012 | 2011 |
|---|---|---|
| Depreciation expense | $ (68,900) | $ (75,700) |
| **Deferred tax liability** | $ (68,900) | $ (75,700) |

Management regularly analyzes their tax positions and at September 30, 2012, does not believe that the Company has taken any tax positions where future deductibility is not certain. As of September 30, 2012, the Company is subject to unexpired statutes of limitation for examination of its tax returns for U.S. federal and Connecticut income taxes for the years 2008 through 2011.

## 11. Profit Sharing Contributions

The Company maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the fiscal year ended September 30, 2012 and 2011 was $218,811 and $199,033, respectively.

## 12. Concentrations of Credit Risk

The Company maintains its cash in local financial institutions. The balances are generally insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. However, certain noninterest-bearing transaction accounts are fully guaranteed, without limit, under the Federal Deposit Insurance Act through December 31, 2012. At September 30, 2012, uninsured cash balances were approximately $395,000. The Company does not anticipate any loss as a result.

The Company also maintains cash equivalents, consisting of money funds, which are not insured under Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and Lloyd's. At September 30, 2012, the money funds balances were approximately $187,000, and were fully insured up to $250,000.

## 13. Related Party Transactions

The Company paid management fees of $360,000 to Essex Savings Bank, a related party, during the years ended September 30, 2012 and 2011.

## Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2012

| | | |
|---|---|---|
| **Computation of Net Capital:** | | |
| Total stockholders' equity | | $ 1,217,350 |
| Deductions - | | |
| Non-allowable assets: | | |
| Furniture, equipment, and leasehold improvements, net | $ 278,395 | |
| Commissions receivable - 12B-1 fees | 174,308 | |
| Other assets | 545,894 | |
| Total non-allowable assets | | 998,597 |
| Net capital before haircuts on securities positions | | 218,753 |
| Haircuts on securities - other securities | | (2,262) |
| **Net capital** | | $ 216,491 |
| **Aggregate Indebtedness:** | | |
| Accounts payable, accrued expenses and other liabilities | | $ 1,904,146 |
| **Total aggregate indebtedness** | | $ 1,904,146 |
| **Computation of basic net capital requirement:** | | |
| Net capital requirement, greater of - | | |
| Minimum net capital required, 6-2/3% of aggregate indebtedness | | $ 126,943 |
| Defined minimum dollar net capital requirement | | $ 50,000 |
| Net capital requirement | | $ 126,943 |
| Excess net capital | | $ 89,548 |
| Net capital less greater of 10% of aggregate indebtedness, or 120% of defined minimum dollar net capital requirement | | $ 26,076 |
| **Ratio of aggregated indebtedness to net capital** | | 8.80 |
| **Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2012:** | | |
| Net capital, as reported in Part IIA (unaudited) FOCUS report | | $ 216,491 |
| Audit adjustments: | | |
| None | $ - | |
| | | - |
| **Net capital** | | $ 216,491 |

WHITTLESEY & HADLEY, P.C.
147 Charter Oak Avenue
Hartford, CT 06106
860.522.3111